SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1


                                (Amendment No. 7)


                             Tender Offer Statement
     (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                                   ADT Limited
                               (Name of Subject Company)

                                Western Resources, Inc.
                                  Westar Capital, Inc.
                                       (Bidders)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                     000915108
                      (CUSIP Number of Class of Securities)

                                   John K. Rosenberg
                     Executive Vice President and General Counsel
                                Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                              Phone: (913) 575-6300

                     (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications
                                  on Behalf of Bidders)




                                        Copy to:

                                    Neil T. Anderson
                                   Sullivan & Cromwell
                                    125 Broad Street
                                 New York, New York 10004
                                     (212) 558-4000

This  Amendment  No.7  amends and  supplements  the Tender  Offer  Statement  on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(8)   Analysts' presentation given on April 16, 1997
(a)(9)   Press release/employee update issued on April 16, 1997

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             WESTERN RESOURCES, INC.

Date       April 17, 1997                       By   /s/ JERRY D. COURINGTON
     -----------------------                      -------------------------
                                                    Jerry D. Courington,
                                                         Controller

                                INDEX TO EXHIBITS


                                                                    Sequentially
                                                                     Numbered
Exhibit No.                     Description                           Pages

(a)(8)                     Analysts' presentation given                 21
                             on April 16, 1997
(a)(9)                     Press release/employee update                 1
                             issued on April 16, 1997

                                                            Exhibit No. (a)(8)

The following analysts' presentation was given on April 16, 1997:

[logo] Western Resources

Kansas City Securities Association

April 16, 1997

Western Resources Vision
"Western Resources will be the leading provider of energy and energy-related services for homes and businesses."

History
    1924 - Company founded under the name The Kansas Power and Light Company 1980 - Profile - The Kansas Power and Light Company
      400,000 customers
      Less than $1 billion total assets
      Less than $300 million in market value
      $49 million earnings
    1983 - Bought Gas Service Company
    1992 - Merged with Kansas Gas & Electric to create Western Resources 1993 - Sold 40% of Gas Service Company for $400+ million

Recent History
    1996 -
      Acquired The Wing Group
      Announced  agreement to exchange the balance of natural gas business worth
        $660 million to ONEOK for 45% of ONEOK stock
      Purchased  Westinghouse Security Services for approximately $358 million plus assumed certain liabilities
      $3.5 billion exchange offer for ADT Limited

    1997 - Reached definitive merger agreement with KLT on 2/7/97

Western Financial Statistics
Market price at 4/11/97 = $30.125
52-week high/low $31.875 - $28
Dividends:
      1997 indicated annual dividend = $2.10
      Paid every year since 1924
 Current yield = 7%
 Bond ratings of BBB+, A- and A3
 Net income twelve months ending 12/31/96 $169 million
 EBITAD for 12 months ending 12/31/96 $591 million
 With ONEOK and KLT:
      Assets increase to more than $9 billion
      Projected market value of approximately $3.8 billion (assuming 4/11/97 stock price and 126.5 million common shares outstanding after KLT)

Today's Western Resources
    Full-service, diversified energy company

    1996 revenues of $2 billion

    Serves 606,000 electric customers in Kansas Merger with KLT will add 430,000 more electric customers

    Marketing access to 1.4 million natural gas customers in Kansas and Oklahoma through ONEOK alliance

    Nation's third-largest security provider with 430,000 monitored customers

Our Strategic Plan for Growth
    Build a branded national presence

    Maintain a strong core utility business

    Seek above average returns on energy-related investments

Strategic Priority:
Branded National Presence
Characteristics:
   No utility has more than 4% of electric market; our critical mass goal is 5%
   - 10% of energy market
   Coming legislative changes will likely allow utilities to compete for customers like AT&T, MCI, and Sprint, instead of limiting franchises

   Opportunities:
    Acquire a product with characteristics similar to electricity or natural gas that may be sold nationwide today. . . security
    Sell products (energy & security) under umbrella of brand names. Today we market under the names Westar, KPL and KGE and soon under Oklahoma Natural Gas

   Investment Strategies:
   Long-term growth and income opportunities reside with being a low-cost provider of value-added services to end-user consumers

Why  Security?

Unique opportunity to consolidate the industry

Business is attractive because of strong consumer demand and annual double-digit growth rates

Home security is a profitable service

Estimated share size of U.S. markets:
(by thousands of customers)

     ADT       1,200                      Protection One   230
     Brinks      475                      Honeywell        200
     Westar      430                      Republic         200
     Ameritech   375                      Borg-Warner      150
     Network     250                      Rollins          120

Recent Acquisition:
Westinghouse Security Systems
   Transaction terms
      Created 3rd largest monitored security systems company in the U.S., by customer count
      Added about 300,000 customers and branch offices in 24 states -- provides access to 55% of US households
      Cash transaction of approximately $358 million plus assumed certain liabilities
      Gain state-of-the-art centralized monitoring and customer service center and national branch network offering an excellent platform for growth

Western Resources' Offer for ADT
    $22.50 per ADT common share
      $10.00 in cash
      $12.50 in WR common stock*
    Western Resources already owns 38.3 million ADT shares at an average cost of $15.40 per share
Pending litigation
      Invalidate Republic warrants
      Disallow vote of treasury stock held by an ADT subsidiary
      Invalidate dead  hand poison pill
    Tyco is worth (pre-tax) $16.67 per WR share

* Represents 0.41322 of a share of Western Resources' common stock for each share of ADT common stock based on the closing price of Western Resources' common stock on February 28, 1997. ADT shareowners would not, however, receive more than 0.42017 share of Western Resources common stock.

Strategic Priority: Strong Core Business
Characteristics:
    Low-cost producer of energy
    Strong brand identity
    Superior customer satisfaction levels
Opportunities:
    Increase product offerings to consumers
    Lower costs through reorganization
Investment Strategies :
  Expand geographic  footprint
  Focus on low-cost generation

Status report:
ONEOK Strategic Alliance

  Western contributes all of its gas assets to ONEOK to create the 8th largest LDC in the country
  Receive $34.7 million in preferred dividends plus 10% of equity earnings and common dividends
  Earnings and cash flow accretive to Western shareowners in the first full year $660 million transaction will make Western Resources the largest shareowner of ONEOK with 45% ownership on a fully converted basis. ONEOK worth $10.00 per share of WR
  Western gains access to an additional 735,000 customers to market unregulated products and services

Status Report:
Kansas City Power & Light (KLT) merger
    Merger agreement reached at 2/7/97

    Adds 430,000 electric customers and $900 million in revenues

    Expect to close early 1998

Description of Offer:  KLT
TERM                                            SUMMARY
Consideration                        $32.00 of WR common  stock per
                                       share of KLT  common  stock*
                                     Number of WR common shares
                                       capped at 1.100 per each KLT
                                       common share
                                     Current  exchange ratio,  based on
                                       4/2/97 closing price is 1.045
                                     Includes price protection provision
Form of Transaction                  Tax-free stock swap,  pooling-of-
                                       interests transaction worth $2
                                       billion

                            *Subject  to an  exchange  ratio  of  0.917 to 1.100
                             Western Resources common shares for each KLT share common stock.

Exchange Ratio Calculation

Calculation of Stock Price and Dividends to KLT Shareholders -- current indicated dividends

                     Western        Exchange          Stock          Premium          Dividend          Increase
                      Stock           Ratio           Value          to KLT            to KLT            in KLT
                      Price          WR/KLT          to KLT         April 12        Holders (1)       Dividend (1)
                     $27.00           1.100          $29.70           24.4%              $2.31            42.6%
                      27.50           1.100           30.25           26.7%               2.31            42.6%
                      28.00           1.100           30.80           29.0%               2.31            42.6%
                      28.50           1.100           31.35           31.3%               2.31            42.6%
                      29.00           1.100           31.90           33.6%               2.31            42.6%
                 ----------------------------------------------------------------------------------------------------
Collar                29.09           1.100           32.00           34.0%               2.31            42.6%
                      29.50           1.085           32.00           34.0%               2.31            40.7%
                      30.00           1.067           32.00           34.0%               2.28            38.3%
                      30.50           1.049           32.00           34.0%               2.24            35.8%
                      31.00           1.032           32.00           34.0%               2.17            34.0%
                      31.50           1.016           32.00           34.0%               2.13            31.5%
                      32.00           1.000           32.00           34.0%               2.10            29.6%
                      32.50           0.985           32.00           34.0%               2.07            27.8%
                      33.00           0.970           32.00           34.0%               2.04            25.9%
                      33.50           0.955           32.00           34.0%               2.01            24.1%
                      34.00           0.941           32.00           34.0%               1.98            22.2%
                      34.50           0.928           32.00           34.0%               1.95            20.4%
Collar                34.90           0.917           32.00           34.0%               1.93            19.1%
                 ----------------------------------------------------------------------------------------------------
                      35.00           0.917           32.10           34.5%               1.93            19.1%
                      35.50           0.917           32.55           36.3%               1.93            19.1%
                      36.00           0.917           33.01           38.3%               1.93            19.1%

                 (1) Based on current indicated dividends

Western Resources / KLT / ONEOK
Combined Regulated Service Territory
[MAP]

Strategic Priority:
Seek Above Average Rates of Return in
Energy-related Investments

Hanover
   Acquired Contract Compression in 1992 for $20 million
   3rd largest gas compressor rental fleet in the U.S.
   Merged with Hanover in 1995 and created largest gas compressor rental fleet in U.S. and 2nd largest in South America
   WR owns 24% of Hanover Compressor
   Hanover has filed to go public valuing WR's ownership at $80 to $100 million

Status Report:
The Wing Group
    Purchased in early 1996

    Premier developer of power projects in the world
      Finalized agreement with CPI in December, involving more than 2,000 MW coal-fired generation in China

      Closed on Turkey project, a 478 MW combined-cycle plant

      Closed on project to participate in 160 MW gas-fired plant in Colombia

Future View - Financial
Outlook of new WR with KLT, ONEOK, and security transactions completed:
     Positioned to build long-term shareowner value
        Recurring monthly revenue under multi-year, renewable security contracts Growing revenue streams from new products and expanded markets
        Improved margins from operating synergies and economies of scale Continued acquisition efforts consistent with growth strategy

     Delivering on our strategy will ensure continued access to capital markets
        Committed to maintaining investment grade credit quality

This analysts' presentation is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                                            Exhibit No. (a)(9)

The following news release/employee update was issued on April 16, 1997:

     WESTERN RESOURCES CHALLENGES STRUCTURE OF
     ADT/TYCO COMBINATION

        TOPEKA, Kansas, April 16, 1997 (4 pm CDT) -- Western Resources (NYSE:WR) announced today that it has commenced a lawsuit against ADT Limited in the Supreme Court of Bermuda alleging that the structure of Tyco International Ltd.'s proposed acquisition of ADT Limited denies Western Resources and other ADT shareholders their valuable appraisal rights provided under Bermuda law.
        Such appraisal rights, which give shareholders a right to be paid the fair value of their shares in cash, are valuable in the context of the Tyco transaction because the value of that transaction to ADT shareholders depends on Tyco's stock price, which has fluctuated considerably since announcement of the merger agreement.
        The lawsuit seeks an order requiring that Tyco's acquisition of ADT be structured to provide appraisal rights to ADT shareholders.
     - 30 -

        Western Resources (NYSE:WR) is a full-service, diversified security and energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary, Westar Security, also is the third-largest monitored security provider in the country, operating in 46 states in the U.S. Through its other subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S. and offshore.
        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.


        This news release/employee update is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.